EXHIBIT 99.3
FORM OF STOCK OPTION GRANT NOTICE
Open Interface North America, Inc. (the “Company”), pursuant to the Open Interface North America, Inc. 2001 Stock Option Plan (the “Plan”), hereby grants to                      (the “Optionee”) a nonqualified stock option to purchase the aggregate number of shares of the Company’s common stock (“Shares”), subject to all of the terms and conditions set forth below and in the attached Stock Option Agreement (the “Agreement”). The Option is a nonqualified stock option and is not intended to qualify for the federal income tax benefits available to an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”). Except as specifically provided in the Agreement, the term “Company” as used in this grant notice (“Grant Notice”) and in the Agreement shall include any successor or any parent corporation.
Optionee:
Option Type: Nonqualified
Shares Subject to Option:
Date of Grant: December      , 2007. The Option grant is made contingent upon the occurrence of the “Effective Time” (as defined in that certain Agreement and Plan of Reorganization, dated as of December      , 2007 (the “Merger Agreement”), by and among the Company, QUALCOMM Incorporated, a Delaware corporation (“Parent”), Open Interface North America, an Acquisition Corporation (“Merger Sub”) and the Holders’ Agent defined therein).
Expiration Date: December      , 2017
Exercise Price Per Share: $                     per share
Vesting Schedule

Exercisable Shares	Full Vesting Date	Expiration Date**
«Shares_Period_1»	«Vest_Date_Period_1»	«Expiration_Date_Period_1»
*«Shares_Period_2»	«Vest_Date_Period_2»	«Expiration_Date_Period_2»

*	These Shares vest on each monthly anniversary date after [Vesting Date 1] as to 1/60th of the total shares granted. However, if the Date of Grant is on the 30th of the month, subsequent monthly vesting will occur on the last day of each month after [Vesting Date 1] as to 1/60th of the total shares granted.

**	As an administrative matter, the vested portion of this Option may be exercised only until the close of the Nasdaq Global Select Market on the Expiration Date or the termination date set forth under Section 2.5 of the Agreement or, if such date is not a trading day on the Nasdaq Global Select Market, the last trading day before such date. Any later attempt to exercise this Option will not be honored. For example, if Optionee ceases to perform services for the Company as provided in Section 2.5(a)(vii) of the Agreement and the date thirty (30) days after the date of termination of service is Monday, July 4 (a holiday on which the Nasdaq Global Select Market is closed), Optionee must exercise the exercisable portion of this Option by 4.00 p.m. U.S. Eastern Daylight Time on Friday, July 1.

Additional Terms/Acknowledgments: Capitalized terms used but not defined in this Grant Notice and in the Agreement shall have the meanings given thereto in the Merger Agreement. The Optionee acknowledges receipt of this Grant Notice, the Agreement and a copy of the Plan, and represents that the Optionee has read, understands, accepts and agrees to the terms and conditions of this Grant Notice, the Agreement and the Plan. Optionee hereby accepts the Option subject to all of its terms and conditions and further acknowledges that as of the Date of Grant, this Grant Notice, the Stock Option Agreement and the Plan set forth the entire understanding between Optionee and the Company regarding the acquisition of Shares of the Company and supersede all prior oral and written agreements pertaining to this particular option. The Optionee also understands that the Option will not be exercisable until the Company has received an exercise agreement or similar notice (“Notice”) in the form required by the Company from the Optionee.
Note: The Optionee is solely responsible for any election to exercise the Option, and the Company shall have no obligation whatsoever to provide notice to the Optionee of any matter, including, but not limited to, the date the Option terminates.
Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Grant Notice and the Agreement as of the Date of Grant set forth above.

Open Interface North America, Inc.

By:
Name:
Title:

Optionee

By:
Name
Attachment: Stock Option Agreement

FORM OF
OPEN INTERFACE NORTH AMERICA, INC.
2001 STOCK OPTION PLAN
EMPLOYEE STOCK OPTION AGREEMENT
     Pursuant to the Grant Notice (attached hereto) and this Stock Option Agreement, Open Interface North America, Inc. (the “Company”) has granted you an Option to purchase the number of shares of the Company’s common stock (“Stock”) indicated in the Grant Notice at the exercise price indicated in the Grant Notice.
     The details of this Option are as follows:
     1. service and Vesting.
          1.1 service. Notwithstanding any other provision of this Agreement, the Company reserves the right, in its sole discretion, to determine when your service has terminated, including in the event of any leave of absence or part-time service.
          1.2 Vesting. Except as otherwise provided in the Plan or this Agreement, this Option will vest as provided in the Grant Notice. Notwithstanding any other provision of the Plan or this Agreement, the Company reserves the right, in its sole discretion, to suspend vesting of this Option in the event of any leave of absence or your part-time service.
     2. Exercise of the Option.
          2.1 Method of Exercise. Subject to the terms of this Agreement, you may exercise the vested portion of this Option at any time prior to the expiration of the Option by delivering a notice of exercise in such form as may be designated by the Company from time to time together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours and prior to the expiration of the Option, together with such additional documents as the Company may then require.
          2.2 Method Of Payment. Payment of the exercise price may be by cash (or check), or pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which, prior to the issuance of Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to a broker which provides for the payment of the aggregate exercise price to the Company, or a combination of the above methods, as the Company may designate from time to time.
          2.3 Tax Withholding. By exercising this Option you agree that as a condition to any exercise of this Option, the Company may withhold from your pay and any other amounts payable to you, or require you to enter an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of this Option; (2) the lapse of any substantial risk of forfeiture to which the Stock is subject at the time of exercise; or (3) the disposition of Stock acquired upon such exercise.

          2.4 Responsibility For Exercise. You are responsible for taking any and all actions as may be required to exercise this Option in a timely manner and for properly executing any such documents as may be required for exercise in accordance with such rules and procedures as may be established from time to time. By signing this Agreement you acknowledge that information regarding the procedures and requirements for this exercise of the Option is available to you on request. The Company shall have no duty or obligation to notify you of the expiration date of this Option.
          2.5 Effect of Termination of service.
               (a) Option Exercisability. Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided by the Committee in the Grant Notice, the Option shall be exercisable after your termination of service with the Company only during the applicable time period determined in accordance with this Section and thereafter shall terminate.
                    (i) Disability. If your service with the Company terminates because of your Disability (as defined below), the Option shall continue to vest for the period of such Disability under the terms and conditions of the Option Agreement and may be exercised by you at any time during the period of Disability but in any event no later than the date of expiration of the Option’s term set forth in Section 4 (the “Option Expiration Date”).
                    (ii) Death. If your service with the Company terminates because of your death or because of your Disability and such termination is subsequently followed by your death, the vesting of the Option shall be accelerated effective upon your death, and the Option may be exercised by your legal representative or other person who acquired the right to exercise the Option by reason of your death at any time prior to the expiration of twelve (12) months after the date of your death, but in any event no later than the Option Expiration Date.
                    (iii) Normal Retirement Age. If your service with the Company terminates on or after you have attained age 60 and completed ten (10) years of service, the Option, to the extent unexercised and vested on the date on which your service terminates, may be exercised by you at any time prior to the expiration of twelve (12) months after the date on which your service terminates, but in any event no later than the Option Expiration Date. Options that have not vested as of the date on which your service terminates will be forfeited as of your termination date.
                    (iv) Termination After Layoff. If your service with the Company terminates as a result of “Layoff” (as defined below), then, subject to your execution of a general release of claims satisfactory to the Company, (A) the vesting of the Option shall be accelerated effective as of the date on which your service terminates by ten percent (10%) of the shares which would otherwise be unvested on such date, and (B) the Option, to the extent unexercised and vested on the date on which your service terminated, may be exercised by you (or your guardian or legal representative) at any time prior to the expiration of six (6) months after the date on which your service terminated, but in any event no later than the Option Expiration Date. All other unvested Options shall be forfeited as of your termination date. Notwithstanding the foregoing, if the Company determines that the provisions or operation of this subsection (iv) would cause the Company to incur a compensation expense other than that which is known by the Company as of the date of grant, then this subsection (iv) shall be without force or effect, and the vesting and exercisability of each outstanding Option and any shares acquired upon the exercise thereof shall be determined under any other applicable provision of the Grant Notice or this Option Agreement.
                    (v) Termination Upon Transfer to Non-Control Affiliate. If at the request of the Company, you transfer service to a Non-Control Affiliate and your service terminates as a result, then, subject to your execution of a general release of claims form reasonably satisfactory to the Company, the Option, to the extent unexercised and vested on the date on which your service terminates, may be exercised by you (or your guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which your service terminated, but in any event no later than the Option Expiration Date. Options that have not vested as of the date on which your service terminates will be forfeited as of your termination date.
                    (vi) Termination After Change in Control. If your service with the Company terminates as a result of Termination After Change in Control (as defined below), then the vesting of the Option shall be accelerated effective as of the date on which the your service terminates, and the Option, to the extent unexercised, may be exercised by you (or your guardian or legal representative) at any time prior to the expiration of six (6) months after the date on which your service terminates, but in any event no later than the Option Expiration Date.
                    (vii) Other Termination of Service. Except as otherwise provided in Section 2.5(a)(i) through (vi), if your service with the Company or any Participating Company terminates for any reason then to the extent unexercised and vested on the date on which your service terminates, the Option may be exercised by you at any time prior to the expiration of thirty (30) days after the date on which your service terminates, but in any event no later than the Option Expiration Date. Options that have not vested as of the date on which your service terminates will be forfeited as of your termination date.
               (b) Extension if Exercise Prevented by Law. Notwithstanding the foregoing, other than termination for Cause, if the exercise of the Option within the applicable time periods set forth in Section 2.5(a) is prevented by the provisions of applicable law, the Option shall remain exercisable until three (3) months after the date you are notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.
               (c) Extension if Subject to Section 16(b). Notwithstanding the foregoing, other than termination for Cause, if a sale within the applicable time periods set forth in Section 2.5(a) of shares acquired upon the exercise of the Option would subject you to suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by you would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after your termination of service, or (iii) the Option Expiration Date.

               (d) Certain Definitions.
                    (i) “Cause” shall mean any of the following: (1) your theft, dishonesty, or falsification of any Participating Company documents or records; (2) your improper use or disclosure of a Participating Company’s confidential or proprietary information; (3) any action by you which has a detrimental effect on a Participating Company’s reputation or business; (4) your failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (5) any material breach by you of any employment or service agreement between you and a Participating Company, which breach is not cured pursuant to the terms of such agreement; (6) your conviction (including any plea of guilty or nolo contendere) of any criminal act which impairs your ability to perform your duties with a Participating Company; or (7) violation of a material Company policy.
                    (ii) “Disability” shall mean you have been determined by the Company’s long-term disability insurer as eligible for disability benefits under the long-term disability plan of the Company or you have been determined eligible for Supplemental Security Income benefits by the Social Security Administration of the United States of America.
                    (iii) “Good Reason” shall mean any one or more of the following:
                         a) without your express written consent, the assignment to you of any duties, or any limitation of your responsibilities, substantially inconsistent with your positions, duties, responsibilities and status with the Company immediately prior to the date of the Change in Control;
                         b) without your express written consent, the relocation of the principal place of your employment or service to a location that is more than fifty (50) miles from your principal place of employment or service immediately prior to the date of the Change in Control, or the imposition of travel requirements substantially more demanding of you than such travel requirements existing immediately prior to the date of the Change in Control;
                         c) any failure by the Company to pay, or any material reduction by the Company of, (A) your base salary in effect immediately prior to the date of the Change in Control (unless reductions comparable in amount and duration are concurrently made for all other employees of the Company with responsibilities, organizational level and title comparable to yours), or (B) your bonus compensation, if any, in effect immediately prior to the date of the Change in Control (subject to applicable performance requirements with respect to the actual amount of bonus compensation earned by you);
                         d) any failure by the Company to (A) continue to provide you with the opportunity to participate, on terms no less favorable than those in effect for the benefit of any employee or service provider group which customarily includes a person holding the employment or service provider position or a comparable position with the Company then held by you, in any benefit or compensation plans and programs, including, but not limited to, the Company’s life, disability, health, dental, medical, savings, profit sharing, stock purchase and retirement plans, if any, in which you were participating immediately prior to the date of the Change in Control, or their equivalent, or (B) provide you with all other fringe benefits (or their equivalent) from time to time in effect for the benefit of any employee group which customarily includes a person holding the employment or service provider position or a comparable position with the Company Group then held by you;
                         e) any breach by the Company of any material agreement between you and the Company concerning your employment; or
                         f) any failure by the Company to obtain the assumption of any material agreement between you and the Company concerning your employment by a successor or assign of the Company.
                    (iv) “Layoff” shall mean the involuntary termination of your service with the Company for reasons other than Cause, constructive termination, death, Disability, divestiture, termination upon transfer to a non-control Affiliate, or Termination After Change in Control.
                    (v) “Termination After Change in Control” shall mean either of the following events occurring within twenty-four (24) months after a Change in Control:
                         a) termination by the Company of your service with the Company for any reason other than for Cause; or
                         b) your resignation for Good Reason from all capacities in which you are then rendering service to the Company within a reasonable period of time following the event constituting Good Reason.
          Notwithstanding any provision herein to the contrary, Termination After Change in Control shall not include any termination of your service with the Company which (1) is for Cause; (2) is a result of your death or Disability; (3) is a result of your voluntary termination of service other than for Good Reason; or (4) occurs prior to the effectiveness of a Change in Control.
     3. Securities Law Compliance. Notwithstanding anything to the contrary contained herein, this Option may not be exercised unless the Stock issuable upon exercise of this Option is then registered under the Securities Act or, if such Stock is not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act.
     4. Termination of the Option. The term of this Option commences on the Date of Grant (as specified in the Grant Notice) and expires and shall no longer be exercisable upon the earliest of:
               (a) the Expiration Date indicated in the Grant Notice;
               (b) the tenth (10th) anniversary of the Date of Grant;
               (c) the last day for exercising the Option following termination of your service as described in Section 2.5; or
               (d) a Change of Control, to the extent provided in Section 5.

          As an administrative matter, the vested portion of this Option may be exercised only until the close of the Nasdaq Global Select Market on the applicable date indicated in this Section 4 above or, if such date is not a trading day on the Nasdaq Global Select Market, the last trading day before such date. Any later attempt to exercise this Option will not be honored.
     5. Change in Control. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiring Corporation”), may, without your consent, either assume the Company’s rights and obligations under this Option or substitute for this Option a substantially equivalent option for the Acquiring Corporation’s stock. In the event the Acquiring Corporation elects not to assume or substitute for this Options in connection with a Change in Control, the exercisability and vesting of this Option and any shares acquired upon the exercise thereof held by you, so long as your service has not terminated prior to such date, shall be accelerated, effective as of the date ten (10) days prior to the date of the Change in Control. The exercise or vesting of any Option and any shares acquired upon the exercise thereof that was permissible solely by reason of this Section shall be conditioned upon the consummation of the Change in Control. If this Option is neither assumed or substituted for by the Acquiring Corporation in connection with the Change in Control nor exercised as of the date of the Change in Control, it shall terminate and cease to be outstanding effective as of the date of the Change in Control. Notwithstanding the foregoing, shares acquired upon exercise of this Option prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such shares shall continue to be subject to all applicable provisions of this Option Agreement except as otherwise provided in this Option Agreement. Furthermore, notwithstanding the foregoing, if the corporation the stock of which is subject to this Option immediately prior to an Ownership Change Event constituting a Change in Control is the surviving or continuing corporation and immediately after such Ownership Change Event less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of Section 1504(a) of the Code without regard to the provisions of Section 1504(b) of the Code, this Option shall not terminate unless the Committee otherwise provides in its discretion.
     6. Transferability. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the Incentive Stock Option is granted only by such person. A vested Nonstatutory Stock Option shall not be transferable in any manner (including without limitation, sale, alienation, anticipation, pledge, encumbrance, or assignment) other than, (i) by will or by the laws of descent and distribution, (ii) by written designation of a beneficiary, in a form acceptable to the Company, with such designation taking effect upon your death, (iii) by delivering written notice to the Company, in a form acceptable to the Company (including such representations, warranties and indemnifications as the Company shall require you to make to protect the Company’s interests and ensure that this Nonstatutory Stock Option has been transferred under the circumstances approved by the Company), by gift to your spouse, former spouse, children, stepchildren, grandchildren, parent, stepparent, grandparent, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, persons having one of the foregoing types of relationship with you due to adoption, any person sharing your household (other than a tenant or employee), a foundation in which these persons or you control the management of assets, and any other entity in which these persons (or you) own more than fifty percent of the voting interests. A transfer to an entity in which more than fifty percent of the voting interests are owned by these persons (or you) in exchange for an interest in that entity is specifically included as a permissible type of transfer. In addition, a transfer to a trust created solely for the benefit (i.e., you and/or any or all of the foregoing persons hold more than 50 percent of the beneficial interest in the trust) of you and/or any or all of the foregoing persons is also a permissible transferee, or (iv) such other transferees as may be authorized by the Company in its sole and absolute discretion. During your life this Nonstatutory Stock Option is exercisable only by you or a transferee satisfying the above conditions. Except in the event of your death, upon transfer of a Nonstatutory Stock Option to any or all of the foregoing persons, you, as the Optionee, are liable for any and all taxes due upon exercise of those transferred Nonstatutory Stock Options. At no time will a transferee who is considered an affiliate under Rule 144(a)(1) be able to sell any or all such Stock without complying with Rule 144. The right of a transferee to exercise the transferred portion of this Nonstatutory Stock Option shall terminate in accordance with your right of exercise under this Nonstatutory Stock Option and is further subject to such representations, warranties and indemnifications from the transferee that the Company requires the transferee to make to protect the Company’s interests and ensure that this Nonstatutory Stock Option has been transferred under the circumstances approved by the Company. Once a portion of a Nonstatutory Stock Option is transferred, no further transfer may be made of that portion of the Nonstatutory Stock Option.
     7. Option Not a service Contract. This Option is not an employment or service contract and nothing in this Agreement , the Grant Notice or the Plan shall be deemed to create in any way whatsoever any obligation on your part to continue in the service of the Company, or of the Company to continue your service with the Company. In addition, nothing in your Option shall obligate the Company, its stockholders, board, officers or employees to continue in the service of the Company.
     8. Notices. Any notices provided for in this Stock Option Agreement, the Grant Notice or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.
     9. Interpretation. Any dispute or claim concerning any Options granted (or not granted) pursuant to the Grant Notice or this Agreement and any other disputes or claims relating to or arising out of the Plan shall be submitted to the Board or the Committee administering the Plan, which shall review such dispute in accordance with the Grant Notice, the Agreement and the Plan. The resolution of such a dispute by the Board or the Committee shall be final and binding on all parties.
     10. Amendment. The Board may amend your Option at any time, provided no such amendment may adversely affect the Option or any unexercised portion of your Option, without your consent unless such amendment is necessary to comply with any applicable law or government regulation. No amendment or addition to this Agreement shall be effective unless in writing or, in such electronic form as may be designated by the Company.
     11. Description of Electronic Delivery. The Plan documents, which may include but do not necessarily include: the Plan, the Grant Notice, this Stock Option Agreement, and any reports of the Company provided generally to the Company’s shareholders, may be delivered to you electronically. In addition, if permitted by the Company, you may deliver electronically the Grant Notice to the Company or to such third party involved in administering the Plan as the Company may designate from time to time. Such means of electronic delivery may include but do not necessarily include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via electronic mail (“e-mail”) or such other means of electronic delivery specified by the Company.